UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

SURGE COMPONENTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

868908-10-4
_______________
(CUSIP Number)

Ira Levy
c/o Surge Components, Inc.
95 East Jefryn Boulevard
Deer Park, New York, 11729
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 8, 2010
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868908-10-4

1.           Names of Reporting Persons

Ira Levy

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.           SEC Use Only

4.           Source of Funds (See Instructions)

PF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

United States

Number of Shares Bene-	7.	Sole Voting Power 686,368 (1)
ficially Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 686,368 (1)
	10.	Shared Dispositive Power 0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person

686,368 (1)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      □

13.            Percent of Class Represented by Amount in Row (11)

7.7% (2)

14.           Type of Reporting Person (See Instructions)
IN

(1)
Does not include 250,000 shares of common stock issuable upon exercise of options with an exercise price of $0.25, which were granted, but which are not exercisable within the next 60 days. The exercisable date of these options is May 6, 2011.

(2)	Represents the percentage ownership based on 8,922,512 shares of common stock of Surge Components, Inc. outstanding as of August 5, 2010.

Item 1.                      Security and Issuer

This statement relates to shares of common stock, $0.001 par value, of Surge Components, Inc., a New York corporation (the “Issuer”). The principal office of the Issuer is located at 95 East Jefryn Boulevard, Deer Park, New York, 11729.

Item 2. Identity and Background

(a)	This statement is being filed by Mr. Ira Levy (the “Reporting Person”).

(b)	The Reporting Person’s business address is 95 East Jefryn Boulevard, Deer Park, New York, 11729.

(c)
The Reporting Person is the Principal Executive Officer, Principal Financial Officer and President of the Issuer. The Issuer’s principal business address is 95 East Jefryn Boulevard, Deer Park, New York,11729.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of United States.

Item 3.               Source and Amount of Funds or Other Consideration

On December 28, 2009, the Reporting Person purchased 90,912 shares of the Issuer’s common stock pursuant to a private transaction from Alfons Melohn for a purchase price equal to an aggregate of $2,272.80. The source of funding for this purchase was through personal funds.

On December 28, 2009, the Reporting Person purchased 45,456 shares of the Issuer’s common stock pursuant to a private transaction from Leon Melden for a purchase price equal to an aggregate of $1,136.40. The source of funding for this purchase was through personal funds.

In 2009, the Reporting Person purchased 500,000 shares of the Issuer’s common stock pursuant to a private transaction from Martin Novick for a purchase price equal to an aggregate of $25,000. The source of funding for this purchase was through personal funds.

On July 20, 2010, the Reporting Person acquired 50,000 shares of the Issuer’s common stock pursuant to a private transaction from Stewart Zimmerman for a purchase price equal to an aggregate of $12,500. The source of funding for this purchase was through personal funds.

Item 4.               Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in Subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any such matters, but has no present intention of doing so.

Item 5.               Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 686,368 shares of the Issuer’s common stock, which represents approximately 7.7% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over his 686,368 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares as reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 686,368 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.               Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2010	By:	/s/ Ira Levy
Name: Ira Levy